March 8, 2007

VIA FACSIMILE AND EDGAR

Michael Moran, Accounting Branch Chief

Milwood Hobbs, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Safeway Inc.

Form 10-K for the Fiscal Year Ended December 30, 2006

Filed February 26, 2007

File No. 1-00041

Dear Mr. Moran and Mr. Hobbs:

We are responding to the Staff’s comment letter to Safeway Inc. (the “Company”) received by facsimile on March 6, 2007.

The Staff’s comments are set forth below in italics, followed by our response to the comments.

Form 10-K for the Fiscal Year Ended December 30, 2006

General

1.	Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 9A – Controls and Procedures, page 63

2.	Please revise your disclosure to indicate that you performed your evaluation as of the end of the period covered by the report rather than a specific date. See SEC Release No. 33-8238, Section II.F.3.

3.	We note your disclosure that the Chief Financial Officer and Chief Executive Officer concluded that your disclosure controls and procedures are effective in timely alerting them to “material information” relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s Exchange Act reports. Your use of the phrase “material information” could be interpreted as being restrictive and does not comply with Item 307 of Regulation S-K. In this regard, please confirm to us and revise your disclosure to state that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosures. See Exchange Act Rule 13a-15(e).

We will revise the second paragraph of Item 9A – Controls and Procedures in future filings as follows:

The Company has carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Executive Officer along with the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule

13a-15(b). Based upon the foregoing, as of the end of the period covered by this 2006 Annual Report on Form 10-K, the Company’s President and Chief Executive Officer along with the Company’s Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the Company’s reports which are filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management, including the Company’s President and Chief Executive Officer and the Company’s Chief Financial Officer, to allow timely decisions regarding required disclosure. There has been no change during the Company’s fiscal quarter ended December 30, 2006 in the Company’s internal control over financial reporting that was identified in connection with the foregoing evaluation which has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (925) 467-3142 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David F. Bond
David F. Bond
Senior Vice President, Finance and Control

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